FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2021

Commission File Number: 001-02413

Canadian National Railway Company

(Translation of registrant’s name into English)

935 de la Gauchetiere Street West

Montreal, Quebec

Canada H3B 2M9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date:	April 28, 2021	By:	/s/ Cristina Circelli
			Name:	Cristina Circelli
			Title:	Vice-President Deputy Corporate Secretary and General Counsel

CANADIAN NATIONAL RAILWAY COMPANY

Table of Contents

Items	Description

1	Election of Directors News Release April 28, 2021

ITEM 1

North America’s Railroad

NEWS RELEASE

CN Announces Election of Directors

MONTREAL, April 28, 2021 — CN (TSX: CNR) (NYSE: CNI) announced that the director nominees listed in the management information circular dated March 9, 2021, were elected as directors of CN. The detailed results of the vote for the election of directors held at CN’s Annual Meeting of Shareholders (“Meeting”) on April 27, 2021 via online webcast are set out below.

Election of Directors

On a vote by ballot, each of the following 11 nominees proposed by management was elected as a director of CN:

Nominee	Votes For	% For	Votes Withheld	% Withheld
Shauneen Bruder	532,655,670	98.35%	8,918,185	1.65%
Julie Godin	539,307,606	99.58%	2,266,347	0.42%
Denise Gray	540,764,713	99.85%	809,240	0.15%
Justin M. Howell	540,769,677	99.85%	804,276	0.15%
The Hon. Kevin G. Lynch	531,341,988	98.11%	10,231,965	1.89%
Margaret A. McKenzie	538,825,272	99.49%	2,748,681	0.51%
James E. O’Connor	539,210,740	99.56%	2,363,213	0.44%
Robert Pace	527,524,511	97.41%	14,049,442	2.59%
Robert L. Phillips	514,952,026	95.08%	26,621,543	4.92%
Jean-Jacques Ruest	540,175,434	99.74%	1,398,519	0.26%
Laura Stein	540,518,832	99.81%	1,055,121	0.19%

Robert Pace was unanimously re-elected by the board of directors as board chair. Mr. Pace is president and chief executive officer of The Pace Group Ltd., based in Halifax, N.S., which is engaged in radio broadcasting, real estate and environmental services.

“On behalf of the CN Board of Directors, I would like to extend a very warm welcome to Ms. Denise Gray and Mr. Justin Howell.  They are joining the Board of this iconic North American company at a very dynamic and exciting time in our corporate journey and we are all looking forward to the many contributions and insights they will bring to CN. In keeping with CN’s ongoing commitment to ESG leadership, they will contribute valuable perspectives that will enhance CN’s positioning for continued long-term success with a greater focus on diversity and inclusion, and sustainability. “

- Robert Pace, Chair of the Board of CN.

Biographical information on all directors is available at http://www.cn.ca/en/investors/regulatory-filings

Final voting results on all matters voted on at the Annual Meeting of Shareholders held on April 27, 2021 will be filed with the Canadian and U.S. securities regulators.

Meeting Questions

Any questions related to the Meeting that were not answered during the Meeting due to time constraints will be posted online and answered at www.cn.ca/en/investors. The questions and answers will remain available until one week after the Meeting.

About CN

CN is a world-class transportation leader and trade-enabler. Essential to the economy, to the customers, and to the communities it serves, CN safely transports more than 300 million tons of natural resources, manufactured products, and finished goods throughout North America every year. As the only railroad connecting Canada’s Eastern and Western coasts with the U.S. South through a 19,500-mile rail network, CN and its affiliates have been contributing to community prosperity and sustainable trade since 1919. CN is committed to programs supporting social responsibility and environmental stewardship.

Contacts:

Media	Investment Community
Mathieu Gaudreault	Paul Butcher
Senior Advisor	Vice-President
Media Relations	Investor Relations
1-833-946-3342 media@cn.ca	(514) 399-0052 investor.relations@cn.ca